

June 23, 2010

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

>   **Re: Steel Dynamics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your response letter dated May 25, 2010 and have the following comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Note 14. Condensed Consolidating Information, page 95

1.   We have reviewed your response to our prior comment eight. Please provide us with a schedule showing the original amounts presented, changes to these amounts and how your footnote would have been presented had the amounts been appropriately stated. In this regard, please ensure that you fully explain the adjusting entries. In addition, please provide us with a specific and comprehensive discussion regarding how you have considered the quantitative and qualitative impact of these adjustments in determining that you did not need to revise previously issued condensed consolidating financial statements.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding this comment.

Sincerely,

John Hartz
Senior Assistant Chief Accountant